

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

Benjamin S. Butcher
Chairman, Chief Executive Officer and President
STAG Industrial, Inc.
99 Chauncy Street, 10th Floor
Boston, Massachusetts 02111

>   **Re: STAG Industrial, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-11**
>   **Filed October 22, 2010**
>   **File No. 333-168368**

Dear Mr. Butcher:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure regarding the magic page in your response dated October 22, 2010 and the disclosure that your payout ratio will be 102.5%. In the distribution policy section of the prospectus, please identify the amount of the deficiency and the alternative source of cash that will be available to you in the ensuing 12 month period that will enable you to make up for the deficiency and fund the full estimated distribution. Please be specific in identifying the alternative source of cash.

2.   We note your estimated distribution for the 12 month period ending September 20, 2011 that is disclosed in your response dated October 22, 2010. In the distribution policy section of the prospectus, please identify the amount of the projected distribution that is in excess of earnings and profits, and disclose whether this amount would be treated as a return of capital.

3.   We note your response to comment 2 in our letter dated October 18, 2010 and your statement that annualized rent does not include any gross-up for tenant reimbursements and that you had no rent abatements. Please include this disclosure in a footnote to the related tables on pages 8 and 110.

Market Overview, page 85

4.   We note your response to comment 14 in our letter dated October 18, 2010. Within this section, please provide a brief overview of the NCREIF Property Index and what this index measures.

Business, page 96

5.   We note that your tables on page 107 present total annualized rent for each of your property types and geographic areas. Please expand your tables to include annualized rent per square foot, or alternatively, please explain why this measure would not provide valuable information to investors.

Compensation Discussion and Analysis, page 123

6.   We note your response to comment 24 in our letter dated October 18, 2010 and your related disclosure that the amount of any LTIP equity award will be determined in accordance with your employment agreements. For the units to be awarded pursuant to the employment agreements, please provide a discussion of how you determined the amounts to be awarded to each individual officer. See Items 402(b)(1)(ii)-(vi) of Regulation S-K.

7.   In the table on page 124, please revise the total compensation amounts to include the grants of the LTIP units or advise.

Certain Relationships and Related Transactions, page 130

8.   We note your revised disclosure on page 133 regarding the Anglo Bridge Loan. Please
        disclose the amount outstanding on this loan.

Determination of Consideration Payable for Our Properties, page 141

9.   Please expand your description of your common units within this section. For example,
        we note your disclosure on page 140 that Fund III, Fund IV, and STAG GI will be
        subject to a lock-up period. Please disclose the duration of the lock-up period after the
        commencement of your offering. Also please describe the terms upon which your
        common units may be redeemable for shares of your common stock.

Exhibits

10.   We note your response to comment 31 in our letter dated October 18, 2010. Please
        provide us with an updated draft legal opinion as soon as possible.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the
  federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Jeffrey M. Sullivan, Esq.
        DLA Piper US LLP
        Via *facsimile*: (919) 786-2203